Exhibit 2.2

EMPLOYMENT AND NON-COMPETE AGREEMENT

THIS AGREEMENT ("Agreement") made and entered into as of this 17th day of
June, 2011, by and between KruseCom, LLC., a Florida corporation ("Company") and David Meynarez ("employee").

BACKGROUND

Employee is employed by Company as its Chief Financial Officer. The parties desire to enter into a formal agreement covering and confirming the terms and conditions of such employment.

TERMS AND CONDITIONS

1.	Employment. Company hereby employs Employee and Employee hereby accepts such employment by Company, on the terms and conditions set forth below.

2.
Capacity. Employee shall serve as Company's Chief Financial Officer and perform such services for Company and its subsidiaries and affiliates as Company's CEO or like acting executive officer shall direct from time to time.

3.
Term. Company's employment of Employee under this Agreement shall be for a term (the "Employment Term") of five years commencing on June 16, 2011 and ending on June 15, 2016. The Employment Term shall automatically be renewed for successive additional one year terms on each anniversary of the commencement of Executive's employment under this Agreement, beginning with the June 15, 2016 anniversary date, each of which terms shall be added at the end of the then existing term (taking into account any prior extensions or failures to extend), unless either party notifies the other at least 30 days prior to an anniversary date of this Agreement.  Notwithstanding the foregoing, the term of this Agreement may end prior to the termination date determined under this paragraph 3 as provided in paragraphs 7, 8 and 9.

4.
Service While Employed. Employee agrees to devote his best efforts, his full diligence and all of his business time to his duties hereunder and as outlined on Exhibit A and, during such time, shall not engage, either directly or indirectly, in any business or other activity which is competitive with or adverse to the interests or the business of Company. The Employee may, with the prior written approval of the CEO, devote reasonable periods of time to service as an officer, director or advisory board member of other non-competitive businesses; provided, however, that such service does not significantly interfere with the performance of his obligations hereunder. Furthermore, the Employee may engage in such charitable or community activities as shall not interfere with the performance of his obligations hereunder.

5.	Relocation. Employee shall not be relocated by Company without his written consent.

6.
Compensation, Vacations, Reimbursement and Employee Units. As compensation for his services to Company, the Company agrees to pay Employee a salary in regular monthly installments with the following methodology.  First, the company must achieve Operating Profitability.  Operating Profitability is defined as all company sales less all company operating costs but prior to salary for it’s managers, Marc Sherman, David Harris, Jack Tull, Henry Laws and Carl Saracino. Second, the employee must be available to work a minimum of 18 days per month.  If both criteria are met, the employee will be compensated at 14.29% of Monthly Operating Profitability up to $10,417 per month.  The employee would then be eligible for discretionary quarterly and annual bonuses based on company profits and individual goals as approved by the Board of Directors. Employee shall be entitled to a minimum of ten (10) paid vacation days for each year of service, which vacation days shall accrue and become fully vested on the first day of each year of the Employment Term, and reimbursement for all approved business expenses in accordance with Company's policies for reimbursement of expenses. In further consideration, Company shall grant the pro rata right to any Employee Units forfeited under the KruseCom Employee Unit plan, so long as the employee remains continuously employed by the company from the execution of this agreement until June 16, 2016.

7.
Death and Disability. If Employee dies during the term of this Agreement, his employment shall be deemed to have been terminated as of the last day of the month in which his death occurs, and Company will pay to Employee’s personal representative all salary and other compensation due Executive through the end of such month. If Employee becomes permanently disabled so that he cannot perform his duties hereunder, as determined by a physician selected by or acceptable to Company, his employment shall be deemed to have been terminated as of the last day of the month in which such determination is made, and he will receive his salary and other compensation through the end of such month.   In either case, the employee’s Employee Units, listed below, will include one additional year of vesting from the date he is deemed terminated.

8.
Termination; Default. In the event that Company fails to perform a material provision of this Agreement and such failure continues for 30 days after notification from Employee, the Employee may terminate this Agreement by notice to the Company. Company may terminate this Agreement upon Employee’s material default. Employee’s material default shall mean (a) Employee’s willful and continued failure to perform the requirements of his duties hereunder or as directed by the Company's president or its board of directors (other than as a result of total or partial incapacity due to physical or mental illness) for 30 days after a written demand is delivered to Employee on behalf of Company which specifically identifies the manner in which it is alleged that Employee has not substantially performed his duties, (b) Employee’s dishonesty in the performance of his duties hereunder, (c) an act or acts on Employee’s part involving moral turpitude or constituting a felony under the laws of the United States or any state thereof, (d) any other act or omission which materially injures the financial condition or business reputation of Company or any of its subsidiaries or affiliates, or (e) Employee’s material breach of his non-compete and confidentiality obligations under paragraphs 4 and/or 10 of this Agreement, respectively. Any termination shall be without prejudice to any rights or remedies which Employee or Company may have.

9.
Notwithstanding anything to the contrary herein, in the event of a Change in Control (as defined by a greater than 50% change in ownership of the company) all unvested Employee Units pursuant to this Agreement or otherwise shall immediately vest and become exercisable.

10.
Nondisclosure; Return of Records. Employee will not, except as authorized by Company, publish or disclose to others, or use for his own benefit, or authorize anyone else to publish or disclose or use, or copy or make notes of any secret, proprietary, or confidential information or knowledge of data or trade secrets of or relating to the business activities of Company which may come to Executive's knowledge during his employment with the Company. Upon termination of Employee's employment for any reason, Employee will deliver to Company, without retaining any copies, notes or excerpts, all records, notes, data, memoranda, and all other documents or materials made or compiled by Employee, or made available to him by Company during his employment, which are in Employee's possession and/or control and which are the property of Company and/or which relate to Employee's employment or the business activities of Company.

11.
Binding Effect. This Agreement shall be binding upon and inure to the benefit of Company and any successors or assigns of Company, and Executive, his heirs, personal representatives and assigns, except that Executive's obligations to perform services and rights to receive payment therefore shall be nonassignable and nontransferable.

12.
Entire Agreement; Modification. This Agreement constitutes the entire agreement between the parties with respect to the subject matter and supersedes all prior or contemporaneous agreements not set forth in this agreement. This Agreement may not be modified other than by an agreement in writing signed by each of the parties.

13.
Waiver. Any failure by either party to enforce any provision of this Agreement shall not operate as a waiver of such provision or any other provision. Any waiver by either party of any breach of any provision of this Agreement shall not operate as a waiver of any other breach of such provision or any other provision of this agreement.

14.
Severability. The invalidity or unenforceability of any particular provision of this Agreement shall not effect the other provisions of this Agreement, and this Agreement shall be construed in all respects as if such invalid or unenforceable provision were omitted.

15.
Paragraph Headings. Paragraph headings throughout this Agreement are solely for the convenience of the parties and shall not be construed as a part of any section or as modifying the contents of any section.

16.	Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Florida.

17.
Notices. All notices under this Agreement shall be personally delivered, sent certified mail, postage prepaid, to Company at its corporate office and to Executive at his principal residence, or sent by telecopy.

18.
Non-Competition. During the Employment Term and for a period of one year after termination of employment, if such termination is either voluntarily by the Employee, or for cause by the Company, Employee shall not engage, directly or indirectly, either on his own behalf or on behalf of any other person, firm, corporation or other entity, in any business competitive with the business of Company, in any geographic area in which Company is conducting business during such Employee's Employment Term or at the time of termination of Employee's employment, or own more than 5% of any such firm, corporation or other entity. In addition, Employee must furnish Company with such information as Company shall from time to time request in order to determine that Employee is in compliance with the requirements of the provisions of this paragraph.

20.	Company. For purposes of paragraphs 4, 13, and 21 of this Agreement, the Company shall mean KruseCom, LLC and all subsidiaries and affiliates and successors of it.

21.	The company and the employee mutually release each other of any and all prior claims known or unknown.
22.	This document supersedes and supplants any and all prior arrangements, oral or written between the Employee and the Company.

     IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the day and year first above written.

By:
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 Marc Sherman, CEO, KruseCom, LLC

By:
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David Meynarez, Employee, KruseCom, LLC

EXHIBIT A

Chief Financial Officer
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All financial accounting and reporting for the company
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